SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[June 2, 2004]

Metso Corporation

(Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_________

SIGNATURES

Date June 2, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO SUPPLY A PULP DRYING LINE AND A BOARD MACHINE REBUILD TO RIPASA, BRAZIL

(Helsinki, Finland, June 2, 2004) – Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area, Metso Paper, will supply Ripasa S/A Celulose E Papel in Brazil a complete pulp drying line for its Limeira mill, and a rebuild of the board machine for its Ripasa Embu mill. Both the drying line and the rebuilt board machine will start up in mid 2005. The total value of the orders is close to EUR 30 million.

The pulp drying line delivery will include bleached stock screening, wet end, airborne dryer, cutter-layboy and pulp baling systems. The drying line will be dimensioned for a 760 adt a day capacity, and it will have a trim width of 3,900 mm and design speed of 200 m/min. The line will be furnished with combi and shoe presses for optimum dryness prior to the airborne dryer.

The rebuild of the Ripasa Embu’s board machine will include a new wire section with headboxes as well as new stock approach systems. The board machine produces folding boxboard grades, and it has a wire width of 2,960 mm and speed of 350 m/min.

For both deliveries, Metso Paper will also provide training, erection and start-up supervision services.

Ripasa S/A Group is one of the biggest pulp, paper and board producers in Brazil. It has four production units in the state of Sao Paulo, as well as vast eucalyptus tree plantations.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information please contact:

Hannu Hakamäki, Area President, Metso Paper South America,tel. +358 400 598 880,

Jukka Sämpi, Senior Vice President, Pulp Drying, Fiber Business Line, Metso Paper tel. +358 400 590 968

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.